                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___1_____)*


                                 INITIO, INC.
________________________________________________________________________________
                               (Name of Issuer)

                                    COMMON
________________________________________________________________________________
                        (Title of Class of Securities)

                                   457203107
________________________________________________________________________________
                                (CUSIP Number)

     VINCENT MOLINARI 40 WALL STREET 59TH FLOOR NY, NY 10005 212-402-6000
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. .... 457203107

  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                        BURLINGTON CAPITAL MARKETS, INC.
            EIN 04-3089500.............................................


  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a).................................................................
     (b) .XX.............................................................

  3. SEC Use Only........................................................

  4. Source of Funds (See Instructions) WC...............................

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).............................................................

  6. Citizenship or Place of Organization COMMONWEALTH OF MASSACHUSETTS CORPORATION, UNITED STATES OF AMERICA

Number of     7. Sole Voting Power .0......................................
Shares
Beneficially  8. Shared Voting Power .0....................................
Owned by
Each          9. Sole Dispositive Power.....0..............................
Reportimg
Person with   10.Shared Dispositive Power ..0..............................

  11. Aggregate Amount Beneficially Owned by Each Reporting Person.....0...

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)......................................................

  13. Percent of Class Represented by Amount in Row (11) NONE............

  14. Type of Reporting Person (See Instructions)........................
      .....................BD,CO.........................................

      ...................................................................

      ...................................................................

      ...................................................................

      ...................................................................
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The purpose of this Amended Schedule 13D is to report the disposition by
Burlington Capital Markets, Inc. ("BCM"), Eximius Holdings, LLC ("Eximius") and Vincent R. Molinari individually ("Molinari") (together, BCM, Eximius and Molinari the "Reporting Persons" and each a "Reporting Person") of the common stock ("Common Stock") of INITIO, INC. (the "Issuer") representing 5.9% of the outstanding Common Stock.

Item 1.   Security and Issuer
          -------------------

               The title of the class of equity securities to which this statement relates is: Common Stock

          The name and address of the principal executive and business office of the Issuer is:

          INITIO, INC.
          2500 Arrowhead Drive
          Carson City, Nevada 89706

Item 2.   Identity and Background
          -----------------------

          This statement is being filed on behalf of BCM, a Massachusetts corporation and a registered broker-dealer. Eximius is a limited liability company formed under the laws of the State of New York. Eximius is a principal shareholder of BCM. Mr. Molinari is a citizen of the United States of America. Molinari is the principal owner of Eximius and the Chairman and Chief Executive Officer of BCM.

          Neither BCM, Eximius nor Molinari, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.) In August 1999, BCM, then know as "Burlington Securities Corp.", and Mr. Molinari in his individual capacity entered into an Acceptance, Waiver and Consent ("AWC") with NASD Regulation, Inc. ("NASD"), without admitting or denying alleged violations cited in the AWC, with respect to alleged violations of NASD Conduct Rule 2110, alleged violations of NASD Membership and Registration Rule 1120, and alleged violations of NASD Conduct Rule 3010. BCM and Molinari, agreed to a fine in the amount of $4000 and BCM agreed to a censure and a fine in the amount of $4000. BCM also agreed to a fine in the amount of $1000. The NASD accepted the AWC in November, 1999.

Item 3.   Source and Amount of Funds and Other Considerations
          ---------------------------------------------------

          BCM was the sole owner of record of 276,265 shares of Common Stock. As of December 31, 2000, BCM transferred beneficial ownership of 276,265 shares
of Common Stock to Global Link (China) Company and   Eximius Holdings, LLC.  All
such shares of Common Stock were purchased in open market transactions by BCM.
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The funds for the purchase of the Common Stock by BCM came from the working capital of BCM.


Item 4.    Purpose of Transactions
           -----------------------

                 The Common Stock deemed which was beneficially owned by the Reporting Persons was held for investment purposes.

                 Item 5.    Interest in Securities of  Issuer

                 As of the date hereof, BCM is deemed to beneficially own NO shares of the Common Stock.

                 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 NONE

Item 7.    Material to be Filed as Exhibits

                 NONE
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        Signature
        ---------

        The undersigned, after reasonable inquiry and to the best of his knowledge and belief, does hereby certify that the information set forth in this statement is true complete and correct.



                     BURLINGTON CAPITAL MARKETS, INC.


                     By: /s/ Vincent R. Molinari
                         ----------------------------------------
                             Vincent R. Molinari
                             Chairman and Chief Executive Officer


                     EXIMIUS HOLDINGS, LLC


                     By: /s/ Vincent R. Molinari
                         ----------------------------------------
                              Vincent R. Molinari
                              Manager

                              /s/ Vincent R. Molinari
                              -----------------------------------
                              VINCENT R. MOLINARI